UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

IAMGOLD Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

450913108

(CUSIP Number)

Mason Hills

Resource Capital Funds

1400 Wewatta Street, Suite 850

Denver, CO 80202

United States of America

(720) 946-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450913108

1	NAME OF REPORTING PERSON

Resource Capital Fund VII L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,840,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,840,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 450913108

1	NAME OF REPORTING PERSON

Resource Capital Associates VII L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,840,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,840,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 450913108

1	NAME OF REPORTING PERSON

RCFM GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,840,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,840,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

OO, HC

4

CUSIP No. 450913108

Item 1.	Security and Issuer

This Amendment No. 2 to the statement on Schedule 13D amends and supplements Amendment No. 1 to the statement on Schedule 13D, filed by the Reporting Persons (collectively “RCF”) on February 3, 2022 and the statement on Schedule 13D filed by the Reporting Persons on January 3, 2022, and relates to the Common Shares, without par value (the “Shares”), of IAMGOLD Corporation (the “Issuer”), a corporation governed by the Canada Business Corporations Act. The address of the Issuer’s principal executive office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On February 13, 2022, RCF entered into a Collaboration Agreement (the “Agreement”) with the Issuer. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the Agreement, the Issuer agreed (i) to immediately appoint Maryse Belanger, David Smith and Ian Ashby (the “Investor Nominees”) to the board of directors of the Issuer (the “Board”) and (ii) to appoint Ms. Belanger as the Chair of the Board concurrently with the execution of the Agreement. Richard Hall has stepped down from the Board, effective upon the Agreement, and Ronald Gagel will resign from the Board following the announcement of the Issuer’s 2021 year-end results. Tim Snider has advised that he will not stand for re-election at the Issuer’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”).

Pursuant to the Agreement, the Issuer agreed to form a CEO Search Committee (the “CEO Search Committee”) composed of Mr. Smith, Ms. Belanger and Kevin O’Kane to oversee the search process to identify qualified candidates to become the Issuer’s next CEO. Additionally, pursuant to the Agreement, the Issuer agreed to form an Ad Hoc Nominating Committee composed of Ann Masse, Deborah Starkman, Mr. O’Kane, Ms. Belanger, Mr. Smith and Mr. Ashby. The Ad Hoc Nominating will conduct a search for one additional independent nominee to be appointed to the Board no later than March 14, 2022 (the “Independent Nominee”), with RCF expressly permitted to propose candidates as part of such search.

Prior to the expiration of the Standstill Period (as defined below), the Issuer agreed that the Board will consist of no more than nine (9) directors, with one of the directors to be the CEO following the appointment of the new CEO at the conclusion of the CEO search process, and the Issuer shall not decrease the size of the Board if such decrease would require the resignation of any of the Investor Nominees or the Independent Nominee.

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CUSIP No. 450913108

Additionally, at (A) each of the 2022 Annual Meeting and the 2023 annual meeting of shareholders (the “2023 Annual Meeting”) and (B) any special meeting of shareholders of the Issuer held prior to the expiration of the Standstill Period at which the election of directors is considered, the Issuer agreed to (1) include the Investor Nominees and the Independent Nominee on the Issuer’s slate of director candidates, (2) nominate and reflect in the management information circular and form of proxy for each such meeting the nomination of the Investor Nominees and the Independent Nominee for election as directors of the Issuer at each such meeting, (3) cause all valid proxies received by the Issuer to be voted in the manner specified by such proxies and, to the extent permitted under applicable law and stock exchange rules, cause all such proxies for which a vote is not specified in respect of the election of directors to be voted for the Investor Nominees and the Independent Nominee and (4) solicit proxies in favor of and otherwise support the election of the Investor Nominees and the Independent Nominee no less than the manner in which the Issuer supports its other nominees for election at any such meeting.

Pursuant to the Agreement, RCF is subject to certain customary standstill restrictions and voting commitments from the date of the Agreement until the earlier of (i) the day following the completion of all business to be conducted at the 2023 Annual Meeting and termination of the 2023 Annual Meeting and (ii) December 31, 2023 (the “Standstill Period”).

The Agreement also provides that if an Investor Nominee ceases to be a director for any reason prior to the end of the Standstill Period, and so long as RCF has not ceased to beneficially own in the aggregate at least 2.5% of the Issuer’s then outstanding common shares, then RCF has the ability to recommend a substitute person to serve on the Board who meets certain independence requirements, in accordance with the terms of the Agreement.

The Issuer and RCF also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to jointly issue a press release announcing certain terms of the Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 13, 2022, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit	Description
99.1	Collaboration Agreement between IAMGOLD Corporation and RCF Management L.L.C. and Resource Capital Fund VII L.P., dated as of February 13, 2022. (Incorporated by reference to Exhibit 99.1 of the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 14, 2022).

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CUSIP No. 450913108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022

RCFM GP L.L.C.

By:	/s/ Mason Hills
	Name:	Mason Hills
	Title:	General Counsel

RESOURCE CAPITAL ASSOCIATES VII L.P.

By:	RCFM GP L.L.C., its General Partner

By:	/s/ Mason Hills
	Name:	Mason Hills
	Title:	General Counsel

RESOURCE CAPITAL FUND VII L.P.

By:	Resource Capital Associates V II L.P., its General Partner

By:	RCFM GP L.L.C., its General Partner

By:	/s/ Mason Hills
	Name:	Mason Hills
	Title:	General Counsel

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